SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 11, 2006

SCOTT'S LIQUID GOLD-INC.
(Exact name of Registrant as specified in its charter)

Colorado	001-13458	84-0920811
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4880 Havana Street, Denver, CO   80239

(Address of principal executive offices) (Zip Code)

Registrant's telephone number: (303) 373-4860

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On August 11, 2005, Scott's Liquid Gold-Inc. announced in a press
release its operating results for the second quarter and first six months
of 2006. The press release is attached as Exhibit 99.

Item 9.01   Financial Statements and Exhibits.

        Exhibits.

        The following exhibit accompanies this Report:

        Exhibit No.   Document
            99   Press Release dated August 11, 2006
                             concerning results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned hereunto duly authorized.

                                    SCOTT'S LIQUID GOLD-INC.
                                    (Registrant)

Date: August 11, 2006   /s/ Jeffry B. Johnson

                                    By: Jeffry B. Johnson
                                    Chief Financial Officer and
                                    Treasurer

EXHIBIT INDEX

Exhibit
Number   Document

    99   Press Release dated August 11, 2006 concerning results of
              operations.

EXHIBIT 99

For Immediate Release

SCOTT'S LIQUID GOLD-INC.

ANNOUNCES SECOND QUARTER OPERATING RESULTS

DENVER, Colorado (August 11, 2006) -- Scott's Liquid Gold-Inc. (OTC BB: "SLGD"), which develops, manufactures and markets household and skin care products, today announced its operating results for the second quarter and first six months of the year 2006.

For the three months ended June 30, 2006, net sales were $4,133,300 compared with net sales of $5,724,800 in the second quarter of the previous year, a decrease of $1,591,500 or 27.8%. The Company reported a net loss for the second quarter of 2006 of $859,900, or ($0.08) per share, versus a net loss of $138,500, or ($0.01) in the same period of the prior year.

Net sales for the six months ended June 30, 2005 totaled $8,289,100, compared with $11,247,300 in 2005, a decrease of $2,958,200 or 26.3%. The Company reported a first half 2006 net loss of $1,907,600, or ($0.18) per share, as compared with a net loss of $533,400, or ($0.05) per share, in the six months ended June 30, 2005.

Mark E. Goldstein, Chairman of the Board and Chief Executive Officer of Scott's Liquid Gold-Inc., commented: "During the first half of 2006, we experienced an increase in sales of our household chemical products primarily because of our introduction of our new mold control product Mold Control 500, while experiencing a decrease in sales of our Montagne Jeunesse line of skin care products and a decrease in sales of our Alpha Hydrox skin care products. Our net loss for the first half of 2006 was primarily due to lower sales of the Montagne Jeunesse product line and reduced sales of our Alpha Hydrox skin care line."

Scott's Liquid Gold-Inc. develops, manufactures and markets high quality household and consumer products, including Scott's Liquid Gold wood cleaners/preservatives, Touch of Scent air fresheners, Alpha Hydrox skin care products, and Neoteric Diabetic Skin Care products. Scott's Liquid Gold-Inc. assembles and packages Scott's Liquid Gold Mold Control 500. Scott's Liquid Gold-Inc. also distributes skin care and other sachets of Montagne Jeunesse. The Company is headquartered in Denver, Colorado, and its common stock trades on the OTC Bulletin Board under the symbol "SLGD".

Additional information on Scott's Liquid Gold-Inc. and its products can be accessed on the World Wide Web: www.scottsliquidgold.com, www.alphahydrox.com, www.touchofscent.com, and www.neotericdiabetic.com.

This press release may contain "forward-looking" statements within the meaning of U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ from such forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of each of our significant products in the marketplace; the degree of success of any new product or product line introduction by us; the uncertainty of consumer acceptance of the new Alpha Hydrox, mold control and wood wash products; competitive factors; any decrease in distribution of (i.e., retail stores carrying) our significant products; continuation of our distributorship agreement with Montagne Jeunesse; the need for effective advertising of our products; limited resources available

for such advertising; new competitive products and/or technological changes; dependence upon third party vendors and upon sales to major customers; changes in the regulation of our products, including applicable environmental regulations; adverse developments in pending litigation; the loss of any executive officer; and other risks discussed in this release and in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For further information, please contact:
Jeffry B. Johnson at (303) 373-4860

SCOTT'S LIQUID GOLD-INC.
& Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Quarter ended June 30,		Six Months ended June 30,	
	2006	2005	2006	2005
Net sales	$ 4,133,300	$ 5,724,800	$ 8,289,100	$11,247,300
Operating costs and expenses:				
Cost of sales	2,567,400	3,131,400	4,810,900	6,238,900
Advertising	107,600	202,000	701,300	478,500
Selling	1,410,200	1,491,000	2,835,700	2,966,300
General and administrative	863,200	999,200	1,775,300	2,022,000
	4,948,400	5,823,600	10,123,200	11,705,700
Loss from operations	(815,100)	(98,800)	(1,834,100)	(458,400)
Interest income	14,300	7,800	26,900	20,400
Interest expense	(59,100)	(47,500)	(100,400)	(95,400)
	(859,900)	(138,500)	(1,907,600)	(533,400)
Income tax expense (benefit)	-	-	-	-
Net loss	$ (859,900)	$ (138,500)	$(1,907,600)	$ (533,400)
Net loss per common share:				
Basic and Diluted	$ (0.08)	$ (0.01)	$ (.18)	$ (0.05)
Weighted average shares outstanding:				
Basic and Diluted	10,503,000	10,471,000	10,503,000	10,471,000